

03 JUL 22 7:21

26 June 2003



03024731

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Legendre initiatives lift production, lodged with the ASX on 26 June 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 7/22



AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 26 June 2003
10:00am (WST)

LEGENDRE INITIATIVES LIFT PRODUCTION

A successful new horizontal development well has helped to increase production by about 17,000 barrels a day to about 46,000 barrels a day at the Legendre oil fields off Western Australia.

This is the result of several production initiatives which form part of Woodside's profitability enhancement program (PEP) designed to lift oil and gas production over the next three years.

The Woodside-operated Legendre joint venture recently completed the Legendre North-4H well in permit WA-20-L, about 100km offshore from Karratha.

The well was drilled on the western flank of the Legendre North field, in 52 metres of water, as part of the production initiatives. Consequently Legendre production has risen above the Ocean Legend oil facility's November 2001 record of 45,000 barrels a day.

Woodside's Oil Business Unit Director, Keith Spence, said the new well would accelerate production and potentially access additional reserves.

He said the well, along with improved compressor performance, had exceeded expectations with total Legendre production now likely to be about 10 million barrels in 2003 (WPL share 4.6 million barrels) and 9 million barrels in 2004 (WPL share 4.1 million).

"A key objective for us over the past year has been to optimise production and chase barrels from our existing facilities," Mr Spence said.

"This result is a direct consequence of these initiatives, and supports Woodside's strategic focus on short-term production enhancement to reverse our production decline ahead of the growth we anticipate from new projects from 2006."

Legendre, which had proved and probable reserves of 40.1 million barrels, has produced 22 million barrels to date and has a remaining field life of three to four years. The Legendre joint venture participants are Woodside (45.94%); Apache (31.5%), and Santos (22.56%).

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592